October 16, 2018

Ronald Fior
Chief Financial Officer
Quotient Technology Inc.
400 Logue Avenue
Mountain View, CA 94043

       Re: Quotient Technology Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 16, 2018
           Form 10-Q for the Fiscal Quarter Ended June 30, 2018
           Filed August 3, 2018
           File No. 001-36331

Dear Mr. Fior:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications